

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2013

<u>Via E-mail</u>
Themistocles Psomiadis
Chief Executive Officer
Naturewell, Inc.
110 West C Street
San Diego, California 92101

> **Re:** **Naturewell, Inc.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed June 11, 2013**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2013**
> **Filed May 21, 2013**
> **File No. 0-26108**

Dear Mr. Psomiadis:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed June 11, 2013

Exhibit 99.1 Consolidated Financial Statements of BIMI

Report of Independent Registered Public Accounting Firm, page 1

1.   Refer to the disclosure of the restatement of the BIMI financial statements for a correction of an error in Note 16. Please have your independent registered public accounting firm include an explanatory paragraph in their report for the correction of a material misstatement of previously issued financial statements or advise us as to the basis for their belief that an explanatory paragraph is not required. Please see paragraph 9 of AS 6 for guidance.

Form 10-Q for the Quarter Ended March 31, 2013

Item 4. Controls and Procedures, page 23

2.   Please expand the disclosure in future filings to include a detailed explanation of the
        material weakness in ICFR that led to the restatement of previously issued financial
        statements to reflect the correction of a material misstatement, since the guidance in
        AS 5 lists a restatement as one of the four indicators of a material weakness in ICFR.
        Also, expand the description of the changes in ICFR to include how these weaknesses
        will be addressed.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry
French, Accountant Branch Chief, at (202) 551-3828 if you have questions relating to the
financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436,
Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other
questions.

                                                Sincerely,

                                                /s/ Terry French for

                                                Larry Spirgel
                                                Assistant Director